Item 77D - 	Deutsche CROCI(r) Sector
Opportunities Fund, Inc. (a series of
Deutsche Securities Trust) (the
"Fund")

Effective February 16, 2017, the Fund's principal investment strategy was amended to include the following:

The CROCI (r) strategy is supplied by the CROCI (r)
Investment Strategy and Valuation Group, a unit of the Deutsche Bank Group, through a licensing arrangement with the fund's Advisor.
CROCI(r) Investment Process. The CROCI(r)
Investment Process is based on the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company.
This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI (r) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in what port- folio management believes is an effective and efficient sector and stock selection process targeting investment in real value.
Effective May 26, 2017, the main investments section of the Fund's principal investment strategy was replaced by the following:

Main investments. Under normal circumstances, the fund will invest in common stocks of approximately 30 companies selected from among the largest European, US and Japanese companies represented in the CROCI (r) Investment Strategy and Valuation Group's database of companies evaluated using the Cash Return on Capital Invested
(CROCI (r)) proprietary strategy.
Portfolio management will choose investments from three of the following nine global economic sectors, each of which is comprised of two or more industries (the fund will not focus on the industries within a sector):
Consumer Discretionary
Consumer Staples
Energy
Healthcare
Information Technology
Industrials
Materials
Telecom
Utilities
In addition, the fund may invest without limit in stocks and other securities of companies not publicly traded in the United States.
Effective June 5, 2017, the Fund now is considered a diversified fund.